

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

March 29, 2007

Via Facsimile (214) 831-1334 and U.S. Mail

C. Robert Coates
Post Office Box 797986
Dallas, TX 75379

RE: Borland Software Corporation
       Preliminary Proxy Statement PREC14A
       Filed March 15, 2007
       File No. 1-10824

Dear Mr. Coates:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1. In light of the preliminary proxy filed by Borland Software Corporation on March 22, 2007, please revise your proxy statement to provide updated information regarding date, time and place of meeting, record date, number of shares outstanding of the company's common stock and other classes of voting securities, security ownership of certain beneficial owners and management, date on which the company will furnish its proxy statement and

form of proxy to stockholders, dates relating to the Company's 2008 annual meeting of stockholders and any other items required by Schedule 14A, as applicable.

2. Please include in the proxy statement a background section discussing your material relationship(s) with the company historically (including any prior affiliation with the company and any prior election or other proxy contests with which you have been involved), your reasons for contesting the election of members to the board and your intentions and/or policy priorities, if elected to the board. Shareholders should understand the basis for the contested election as well as the implications of a vote in favor of your slate, which, if elected, would constitute a minority of the full board of directors. Since you and Mr. Donahue will make up only a minority of the board even if elected, any discussion of your plans for the Company should be caveated by a statement that your ability tom implement change will be limited by your minority status on the board.

3. You are responsible for providing all of the information required by Schedule 14A. With respect to information about Borland required by the Schedule, including the identity of shareholders owning more than 5% of its securities, as well as other information about the Company and its officers and directors required by Schedule 14A, you may omit such information from your proxy statement only if you clearly reference the document (such as the Company's proxy statement) which contains the required disclosure. See Rule 14a-5(c) of Regulation 14A. Please revise generally to comply with this requirement, and delete the statements throughout the proxy statement that you have no such information.

4. Since Borland has now filed its proxy statement, we know the matters in addition to the election of directors that will be voted upon at the annual meeting (ratification of accountants and amendment to the employee stock purchase plan). If providing a proxy to you will disenfranchise shareholders with respect to those matters not listed on your proxy card or addressed in this proxy statement, include disclosure to that effect on both the card and in the proxy statement.

5. On the cover page of the proxy statement, list all participants in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A.

6. On the cover page of the proxy statement, state the number of directors to be elected at the next annual meeting. In addition, state the total number of directors of Borland.

7. Please refer to Item 5(b)(1) of Schedule 14A and briefly describe any substantial interest of each participant, as defined in paragraphs (a)(ii) through

(a)(vi) of Instruction 3 to Item 4 of Schedule 14A, in the election of directors. In this regard, it appears that participants here include Mr. Coates, Mr. Donahue, Ms. Katarina Coates and Management Insights, Inc. (now 2055, Inc.). For each such participant, please refer to subparagraphs (1)(i) through (1)(xii) regarding the disclosure requirements. To the extent that other individuals or entities meet the definition of participant cited above, please provide comparable information as to them as well.

Revocability of Proxy, page 2

8. Please disclose that a proxy executed and returned to Mr. Coates may also be revoked by delivering a later-dated proxy or written notice to the company and revise your disclosure to avoid the implication that such a revocation may only be delivered at the meeting.

Persons Making the Solicitation, page 2

9. You disclose that you will not seek reimbursement from the company for costs if you are *successful* in this solicitation. Please disclose whether you will seek reimbursement if you are *not* elected to the Borland Board of Directors. If so, disclose whether the question of such reimbursement will be submitted to a vote of securities holders. See Item 4 (b)(5) of Schedule 14A.

10. We note that solicitations will be made by mail, formal or informal meetings, and/or by telephone contact. Please revise to explain your use of the terms "formal or informal meetings." For example, more clearly explain the types of meetings that may be organized to make solicitations. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11. If applicable, please discuss the extent to which you will employ other persons to solicit security holders and the associated terms or arrangements. See Item 4(b)(3) of Schedule 14A.

Interest of Certain Persons in the Matter to be Acted Upon, page 2

12. Because the proxy statement relates to the election of directors, which will be the subject of the annual meeting, please remove the reference to a "Special Meeting" on page 3. See Rule 14a-4(d)(2) and (3) of Schedule 14A. Please remove similar references throughout the proxy statement as well.

13. You disclose on page 5 that shares were acquired using brokerage margin trading. Please refer to Item 5(b)(1)(vii) and indicate the amount of indebtedness as of the latest practicable date.

14. Please disclose Mr. Donahue's age, present principal occupation or employment and the name, principal business and address of the place of business. See Item 5(b)(1) and Item 7(b) of Schedule 14A.

15. In describing the work experience for each candidate, please disclose the complete five-year employment history including dates during which the candidates have worked at the various places of employment listed. Ensure also that you provide the dates during which Mr. Donahue served on the various boards of directors listed on page 7.

16. We note that Mr. Donahue currently serves as "CEO and President of ClearApp, Inc., an application management software company." To the extent that his role as Chief Executive Officer of a company involved in application management software presents conflict of interest concerns regarding his potential role as board member of Borland Software, an open application lifecycle management firm, these concerns should be discussed. Please advise or revise.

17. You state on page 6 that "Mr. Donahue and his associates have an interest in 0 shares of Borland common stock." Yet on the same page you describe Mr. Donahue as a Borland stockholder. Please clarify.

18. You disclose that Mr. Donahue "was acquired into IMB's Systems and Technology group" (page 6) and that he "was acquired into Cap Gemini" (page 7). Please revise to clarify that the relevant companies for which Mr. Donahue worked were acquired.

19. You disclose in a single sentence on page 3 that you served on the board of directors of Borland Software from June 1999 to February 2000. See comment 2 above regarding the need to provide background information to put this proxy solicitation and your historical relationship with Borland into proper context. Please significantly revise and expand to disclose the circumstances under which you ended your directorship with the Company. Also, describe any agreements that you entered into with Borland Software prior to ending your directorship.

Voting Procedures, Page 8

20. See our comment above. Please disclose that a proxy returned to Mr. Coates may be revoked by delivering a later-dated proxy or written notice to the company.

Form of Proxy

21. Please revise to indicate that the proxy cards are "preliminary copies." Refer to Rule 14a-6(e)(1).

22. See our comment above. Please remove the reference to a "Special Meeting" that currently appears on the form of proxy.

23. We note your statement on page 8 that you and Mr. Donahue have each consented to be named as nominees for election to the Board of Directors of the Company. Tell us whether the other persons named on the proxy card have consented to being named in the proxy statement and to serve if elected. If no such consent was obtained, please revise the preliminary proxy card to comply with Rule 14a-4(d) of Schedule 14A, which permits you to seek authority to vote for nominees named in the registrant's proxy statement only provided you comply with subparagraphs (d)(i) through (d)(iv) of the rule. Please review Securities Exchange Act Release No. 34-31326 (October 16, 1992) for guidance on the proper format of the proxy card should you choose to allow shareholders to vote for additional nominees besides you and Mr. Donahue.

24. If you have not obtained the consent of the listed individuals other than yourself and Mr. Donahue, revise the proxy statement to discuss the risk that the company's nominees may not agree to serve if elected with you due to liability or other concerns.

Closing Comments

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the revised proxy statement will help to expedite our review. Please note that given the nature and number of comments above, we are likely to have additional comments on your revised proxy materials.

Please furnish a cover letter with your revised materials that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure in your proxy statement, you are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in the solicitation acknowledging that:

- He or she is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- He or she may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions